OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LAZARD ASSET MANAGEMENT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert M. Massaroni	212-632-2654	Robert.Massaroni@Lazard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

This filing contains (check all applicable boxes)**

(x)	(a)	Statement of Financial Condition.
(x)	(b)	Notes to Statement of Financial Condition.
( )	(c)	Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
( )	(g)	Notes to Financial Statements.
( )	(h)	Computation of Net Capital Under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
( )	(i)	Computation of Tangible Net Worth Under 17 CFR 240.18a-2 (not applicable).
( )	(j)	Computation for Determination of Customer Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3.
( )	(k)	Computation for Determination of Security-Based Swap Reserve Requirements Pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
( )	(l)	Computation for Determination of PAB Requirements Under Exhibit A to § 240.15c3-3 (not applicable).
( )	(m)	Information Relating to Possession or Control Requirements for Customers Under 17 CFR 240.15c3-3.
( )	(n)	Information Relating to Possession or Control Requirements for Security-Based Swap Customers Under 17 CFR 240.15c3-3(p) (2) or 17 CFR 240.18a-4, as applicable.
( )	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with Computation of Net Capital or Tangible Net Worth Under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the Reserve Requirements Under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
( )	(p)	Summary of financial data for subsidiaries not consolidated in the Statement of Financial Condition (not applicable).
( )	(q)	Oath or Affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
( )	(r)	Compliance Report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
( )	(s)	Exemption Report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
(x)	(t)	Independent Public Accountant's Report based on an examination of the Statement of Financial Condition.
( )	(u)	Independent Public Accountant's Report based on an examination of the Financial Report or Financial Statements Under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
( )	(v)	Independent public accountant's report based on an examination of certain statements in the Compliance Report Under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
( )	(w)	Independent Public Accountant's Report based on a review of the Exemption Report Under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).
( )	(x)	Supplemental Reports on Applying Agreed-Upon Procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
( )	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k) (not applicable).
( )	(z)	Other:____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Robert M. Massaroni, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazard Asset Management Securities LLC, as of December 31, 2022, is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Financial and Operations Principal

Subscribed and sworn me this 24 day of Feb 2023.

Notary Public

[illegible]
Notary Public State of New Jersey
No. [illegible]
Qualified in Bergen County
Commission Expires Aug. [illegible], 2027

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lazard Asset Management Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2004.

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$ 3,996,902
Prepaid expenses	528,254
Distribution fees receivable	357,974
Clearing broker deposit	100,000
Receivable from parent	78,542
Receivable from broker/dealer	20,216
TOTAL ASSETS	$ 5,081,888

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Distribution fees payable	$ 704,599
Accrued expenses	53,645
TOTAL LIABILITIES	758,244
MEMBER'S EQUITY	4,323,644
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,081,888

See notes to statement of financial condition

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003 and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodities and Futures Trading Commission ("CFTC") as an Introducing Broker. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing agreement with Pershing LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the statement of financial condition include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

Cash — The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

Clearing broker deposit — The Company maintains a balance on deposit as required by the fully disclosed clearing agreement with Pershing.

Prepaid Expenses — Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Receivable from Broker/Dealer — Receivable from broker/dealer includes amounts receivable from clearing organizations and receivables from other brokers and dealers for commissions.

Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the portfolios of The Lazard Funds, Inc., and service class shares of the portfolios of Lazard Retirement Series, Inc. (collectively, the "Funds"). The Company earns distribution fee revenue equal to 0.25% of the average daily net assets of the Funds. Distribution fee revenue is earned daily and is recorded gross of any third party distribution fee expense for applicable share classes.

Distribution fee agreements include a single performance obligation that is satisfied at a point in time when an investor purchases shares in the Funds. Additionally, distribution fees represent variable

consideration, as fees are based on average assets under management which fluctuate daily.

Distribution fees receivable and distribution fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2022, respectively.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities, such as cash, clearing broker deposit and receivables are recorded at fair value or carrying amounts that approximate fair value.

3. CUSTODY AND CLEARING

Pershing acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing agreement with the Company. Pershing is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements.

The Company does not hold customer securities or customer funds.

4. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company's accounting policy provides that interest and penalties related to income taxes are to be included in income tax expense. As of December 31, 2022, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2022, the Company's net capital and minimum net capital required were $3,358,874 and $50,550, respectively. The Company's aggregate indebtedness to net capital ratio was 0.23:1 as of December 31, 2022.

The Company has entered into an agreement with Pershing LLC ("Pershing"), its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation.

This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

6. RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenue of the Company as compared to Parent, in accordance with agreements.

Reimbursement From Parent — The Company is reimbursed by its Parent for all operating expenses including the allocated costs noted above. Such reimbursement excludes distribution fee and clearing expenses, as well as those expenses otherwise being reimbursed by its customers. As of December 31, 2022, the Company's receivable from parent related to such reimbursement was $77,905.

Distribution Fees — The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the statement of financial condition. The Company's distribution fees receivable as of December 31, 2022 was $357,974.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of this statement of financial condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

******